General Electric Company (GE)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

General Electric Uses Proxy Pranks Against Shareholder Proposals

The 2023 General Electric Company (GE) proxy text of:

“We remain committed to regular, robust engagement with our shareholders on governance matters,”

is undercut by GE’s use of proxy pranks against the shareholder proposals in the 2023 GE proxy.

GE sows confusion by giving each shareholder proposal 2 numbers. The ballot number of each shareholder proposal is different than the proposal number in the body of the proxy. Meanwhile each management proposal consistently has one number throughout the proxy.

The 2023 GE proxy agenda mentions the topics of the management proposals but not the topics of the shareholder proposals. And to top it off the GE agenda at the front of the proxy suggests that the shareholder proposals will not come before the meeting. What a way to throw cold water on the shareholder proposals.

And with one of the shareholder proposals the left margin of the proposal itself is full of negatives about shareholder proposals. This is in addition to the full opposition statement below the proposal.

To object to the GE Proxy Pranks shareholders have the option to vote against Ms. Paula Rosput Reynolds, who chairs the GE Governance Committee. The GE proxy says that Ms. Reynolds has 14-years experience as President and CEO of PreferWest LLC. GE is a $100 Billion company and meanwhile there is a webpage that says PreferWest has 2 employees and annual revenue of $120,000.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.